

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com



BY DHL

5 January 2009

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 5 January 2009

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from October 2008 to December 2008	September 2008 – January 2009	SEHK (pursuant to Listing Rules)
2.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	24 October 2008 27 October 2008 28 October 2008 29 October 2008 30 October 2008 3 November 2008 17 November 2008 20 November 2008 4 December 2008 8 December 2008 11 December 2008 29 December 2008	SFO
3.	Form 3A – Director's/Chief Executive's Notice re Mr. Shane Frederick Weir's interests in shares of the Company	2 December 2008	
4.	Form 3A – Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of the Company	31 October 2008 28 November 2008 11 December 2008	
5.	Register of Directors & Officers	22 December 2008	Bermuda Companies Act

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	06/11/2008 17:45:15	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	06/11/2008 17:45:16	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-081106-00195	Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	RAYMOND LAU		
Contact No. 聯絡電話	2801 7188		

For the month ended : 截至月份： 31/10/2008

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	RAYMOND LAU		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	06/11/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號 :
Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號 :
Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :
Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy)
（日／月／年）

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：

Description : 說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期）			
(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of　　Total　　Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD 0

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
2.	HKD				
3.	HKD				
4.	HKD				

1\.
( )
Stock Code 股份代號
Subscription Price 認購價 HKD
Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

2\.
( )
Stock Code 股份代號
Subscription Price 認購價 HKD
Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

3\.
( )
Stock Code 股份代號
Subscription Price 認購價 HKD
Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

4\.
Ordinary (1) 普通股 (1)

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
Stock Code 股份代號 Conversion Price 換股價 HKD					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	HKD				
Stock Code 股份代號 Conversion Price 換股價 HKD					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	HKD				
Stock Code 股份代號 Conversion Price 換股價 HKD					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

年）

Preference
優先股

Other Class
其他類別

2. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 :	Ordinary (1) 普通股 (1)

		(日／月／年)	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.Other 其他 (Please specify)（請註明）	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 :（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名: Raymond Lau

* Title 職銜: Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	06/11/2008 17:45:15	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	06/11/2008 17:45:16	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-081106-00195	Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	RAYMOND LAU		
Contact No. 聯絡電話	2801 7188		

For the month ended : 31/10/2008
截至月份：

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	RAYMOND LAU		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	06/11/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy)
（日／月／年）

Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD 0

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				Ordinary (1) 普通股 (1)

( )		Ordinary (2) 普通股 (2)
Stock Code 股份代號		Preference 優先股
Subscription Price 認購價	HKD	Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
Stock Code 股份代號					Ordinary (1) 普通股 (1)
Conversion Price 換股價 HKD					Ordinary (2) 普通股 (2)
					Preference 優先股
					Other Class 其他類別
2.	HKD				
Stock Code 股份代號					Ordinary (1) 普通股 (1)
Conversion Price 換股價 HKD					Ordinary (2) 普通股 (2)
					Preference 優先股
					Other Class 其他類別
3.	HKD				
Stock Code 股份代號					Ordinary (1) 普通股 (1)
Conversion Price 換股價 HKD					Ordinary (2) 普通股 (2)
					Preference 優先股
					Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日/月/	
			Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)

年）

Preference
優先股

Other Class
其他類別

2. Please Select One · At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

3. Please Select One · At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

4. Please Select One · At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy)
註銷日期 :
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy)
贖回日期 :

Ordinary (1)
普通股 (1)

(日／月／年)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

8. **Other** 其他 (Please specify)（請註明）	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Raymond Lau
* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/12/2008 14:47:58	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	05/12/2008 14:47:58	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-081205-00078	Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

For the month ended : 30/11/2008
截至月份：

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Raymond Lau		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	05/12/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號：

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號：

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy)
(日／月／年)

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :

Description : 說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額

HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0
						Ordinary (1) 普通股 (1)
						Ordinary (2) 普通股 (2)
		Total Exercised Money During the Month 月內已行使總金額		HKD	0	Preference 優先股
						Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Subscription Price 認購價 HKD					Preference 優先股
					Other Class 其他類別
2. ( )	HKD				Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Subscription Price 認購價 HKD					Preference 優先股
					Other Class 其他類別
3. ( )	HKD				Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Subscription Price 認購價 HKD					Preference 優先股
					Other Class 其他類別
4.	HKD				Ordinary (1) 普通股 (1)

( )

Stock Code
股份代號

Subscription Price 認購價 HKD

Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
2. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
3. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／	Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2)

年）

Preference 優先股

Other Class 其他類別

2. Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行			Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份			Cancellation Date: (dd/mm/yyyy) 註銷日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** 贖回股份			Redemption Date: (dd/mm/yyyy) 贖回日期 :	Ordinary (1) 普通股 (1)

(日／月／
年)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

8. Other 其他	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) 普通股 (1) / Ordinary (2) 普通股 (2) / Preference 優先股 / Other Class 其他類別
(Please specify) (請註明)			

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Raymond Lau

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/12/2008 14:47:58	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	05/12/2008 14:47:58	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-081205-00078	Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

For the month ended : 30/11/2008
截至月份：

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Raymond Lau		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	05/12/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✓ Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號：

Description :
說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號：

Description :
說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號：

Description :
說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy)
(日／月／年)

Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

○ Ordinary (1) 普通股 (1)
Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD 0

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				○ Ordinary (1) 普通股 (1)

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
2. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
3. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日/月/	Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2)

年）

Preference
優先股

Other Class
其他類別

2. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：		Ordinary (1) 普通股 (1)

（日／月／年）

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

8. **Other** 其他	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
(Please specify)（請註明）			

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Raymond Lau

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/01/2009	11:14:11	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	05/01/2009	11:14:12	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-090105-00101		Status 狀況	Approved

Issuer 發行人	LM00524	e-KONG Group Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau			
Contact No. 聯絡電話	2801 7188			

For the month ended : 31/12/2008
截至月份：

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Raymond Lau			
Contact Telephone No. 聯絡電話	2801 7188		Date submitted 呈交日期	05/01/2009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號：
Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號：
Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :
Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 120,000,000

Section A A部 Section B B部 Section C C部 Section D D部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	522,894,200			

Section A A部 Section B B部 Section C C部 Section D D部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0
						(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD 0

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
4.	HKD				(o) Ordinary (1) 普通股 (1)

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
2. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
3. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／	Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2)

年）

Preference 優先股

Other Class 其他類別

2. Please Select One · At Price : 價格 : HKD

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

3. Please Select One · At Price : 價格 : HKD

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

4. Please Select One · At Price : 價格 : HKD

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy) 註銷日期 : （日／月／年）

Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy) 贖回日期 :

Ordinary (1) 普通股 (1)

		（日／月／年）	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.Other 其他 (Please specify)（請註明）	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 :（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名: Raymond Lau
* Title 職銜: Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/01/2009	11:14:11	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	05/01/2009	11:14:12	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-090105-00101		Status 狀況	Approved

Issuer 發行人	LM00524	e-KONG Group Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau			
Contact No. 聯絡電話	2801 7188			

For the month ended : 截至月份： 31/12/2008

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Raymond Lau			
Contact Telephone No. 聯絡電話	2801 7188		Date submitted 呈交日期	05/01/2009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：　　　　Description : 說明 ：

	No. of Shares 股份數目	Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額　　HKD 120,000,000

Section A A 部　Section B B 部　Section C C 部　Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部　Section B B 部　Section C C 部　Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

(o) Ordinary (1) 普通股 (1)
( ) Ordinary (2) 普通股 (2)
( ) Preference 優先股
( ) Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD 0

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
4.	HKD				(o) Ordinary (1) 普通股 (1)

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

年）

Preference
優先股

Other Class
其他類別

2. Please Select One	At Price : 價格 :	HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : 價格 :	HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : 價格 :	HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** **紅股發行**			Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** **購回股份**			Cancellation Date: (dd/mm/yyyy) 註銷日期：（日／月／年）		Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** **贖回股份**			Redemption Date: (dd/mm/yyyy) 贖回日期：		Ordinary (1) 普通股 (1)

（日／月／年）

Ordinary (2) 普通股 (2)

Preference 優先股

Other Class 其他類別

8.Other 其他	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Raymond Lau

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
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FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

24	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	290,000	HKD	0.330	0.327		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,800,200	21.76
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,090,200	21.82
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	14,090,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

27	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

24	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	290,000	HKD	0.330	0.327		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	113,800,200	21.76
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,090,200	21.82
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	14,090,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

27	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

2009 JAN -7 A 8:

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

27	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.330	0.330		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,090,200	21.82
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,100,200	21.82
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	14,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

27	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.330	0.330		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,090,200	21.82
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,100,200	21.82
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	14,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

28	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	310,000	HKD	0.330	0.322		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,100,200	21.82
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,410,200	21.88
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	14,410,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

28	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	310,000	HKD	0.330	0.322		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,100,200	21.82
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,410,200	21.88
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	14,410,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

29	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	1,800,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,410,200	21.88
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,210,200	22.22
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,210,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

30	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

29	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	1,800,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	114,410,200	21.88
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,210,200	22.22
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,210,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

30	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of Issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

30	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	90,000	HKD	0.330	0.330		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,210,200	22.22
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,300,200	22.24
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

30	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	90,000	HKD	0.330	0.330		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,210,200	22.22
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,300,200	22.24
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

3	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	116,300,200	22.24
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	116,310,200	22.24
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,310,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

4	11	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

3	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,300,200	22.24
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,310,200	22.24
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,310,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

4	11	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

17	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,310,200	22.24
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,330,200	22.25
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,330,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

18	11	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

17	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,310,200	22.24
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,330,200	22.25
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,330,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

18	11	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

20	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,330,200	22.25
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,340,200	22.25
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,340,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	11	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

20	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,330,200	22.25
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,340,200	22.25
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,340,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	11	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

4	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.320	0.300		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,340,200	22.25
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,370,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,370,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

5	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

4	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.320	0.300		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,340,200	22.25
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,370,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,370,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

5	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

8	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,370,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,380,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,380,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

9	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

8	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,370,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,380,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,380,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further Information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

9	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

11	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	Code describing capacity in which shares were/are held (see Table 2): After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,380,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,390,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,390,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

11	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.320	0.320		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,380,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,390,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,390,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

29	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.330	0.330		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,390,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,400,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

29	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.330	0.330		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,390,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,400,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WEIR	SHANE FREDERICK	韋雅成
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K346255(2)		727971612052
7. Address of Director		**10. Daytime tel. No.**
GROUND FLOOR, 92 ROBINSON ROAD, MIDLEVELS, HONG KONG		25261767
		11. e-mail address
		weirlaw@hongkonglaw.com

12. Date of relevant event

2	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.300	0.300		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000	0.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	210,000	0.04
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further Information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

3	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WEIR (Surname)	SHANE FREDERICK (Other names)	韋雅成
6. HKID/Passport No. K346255(2)	**Country of issue of Passport**	**9. Chinese Character Code** 727971612052
7. Address of Director GROUND FLOOR, 92 ROBINSON ROAD, MIDLEVELS, HONG KONG		**10. Daytime tel. No.** 25261767
		11. e-mail address weirlaw@hongkonglaw.com

12. Date of relevant event

2	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.300	0.300		- Select -
Short position	- Select -	- Select -	- Select -						

]

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000	0.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	210,000	0.04
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

3	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	林祥貴
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

31	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.325	0.325		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,390,000	0.46
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,490,000	0.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	林祥貴
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

31	10	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.325	0.325		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,390,000	0.46
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,490,000	0.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	10	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	林祥貴
6. HKID/Passport No. P924468(2)	**Country of issue of Passport**	**9. Chinese Character Code** 265143826311
7. Address of Director 6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		**10. Daytime tel. No.** 22969770
		11. e-mail address sg@e-kong.net

12. Date of relevant event

28	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	30,000	HKD	0.300	0.300		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,490,000	0.48
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,520,000	0.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

1	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	林祥貴
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

28	11	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	30,000	HKD	0.300	0.300		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,490,000	0.48
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,520,000	0.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

1	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	林祥贝
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

11	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	80,000	HKD	0.290	0.290		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,520,000	0.48
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,600,000	0.50
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	林祥贵
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

11	12	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	80,000	HKD	0.290	0.290		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,520,000	0.48
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,600,000	0.50
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

12	12	2008
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

Register of Directors & Officers

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Gerald Clive Dobby Suite 1316 Marco Polo Gateway Hotel Tsim Sha Tsui, Kowloon Hong Kong	Director	
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Lau Wai Ming Raymond Flat C, 21st Floor Celestial Mansion Siena Two, Discovery Bay Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens No. 12-16 Tai Tam Road House A Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks First Floor 20 Broom Road Happy Valley Hong Kong	Director	

Register of Directors & Officers

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Gerald Clive Dobby Suite 1316 Marco Polo Gateway Hotel Tsim Sha Tsui, Kowloon Hong Kong	Director	
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Lau Wai Ming Raymond Flat C, 21st Floor Celestial Mansion Siena Two, Discovery Bay Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens No. 12-16 Tai Tam Road House A Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks First Floor 20 Broom Road Happy Valley Hong Kong	Director	


END